

**DIVISION OF
CORPORATION FINANCE
Mail Stop 7010**

October 30, 2008

Via U.S. Mail

Mr. Cady Johnson, President and Chief Executive Officer
Wave Uranium Holding
5348 Vegas Drive, Suite 228
Las Vegas, Nevada 89109

>   **Re: Wave Uranium Holding
>   Amendment No. 2 to Preliminary Schedule 14C
>   Filed October 21, 2008
>   File No. 0-52854**

Dear Mr. Johnson:

   We have completed our review of your Schedule 14C and related filings and have no further comments at this time.

>   Sincerely,
>
>
>   H. Roger Schwall
>   Assistant Director

cc: C. Moncada-Terry